Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED
2008 JUL -2 A 1:42

Santos

SUPPL

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	1/07/2008 9:15:00 AM	**No of pages:**	8 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Appendix 3B which has been released to the ASX market today.

Kind Regards
Suzanne Roberts
Legal Assistant
Santos Ltd

08003545

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

dw 7/2

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Options over ordinary shares granted pursuant to the Santos Executive Share Option Plan (SESOP).**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**16,638 options, each over one ordinary share, exercisable subject to satisfaction of performance conditions.** **8,698 options, each over one ordinary share, exercisable subject to satisfaction of service conditions.**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**As to performance condition options, see Section 1 of annexure.** **As to service condition options, see Section 2 of annexure.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Options: on exercise of options, shares will thereafter rank equally with other fully paid ordinary shares.**
5	Issue price or consideration	**Options issued at no cost upon grant.**

New issue announcement,
application for quotation of additional securities and agreement

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of options pursuant to the terms of the Santos Executive Share Option Plan.**
7	Dates of entering securities into uncertificated holdings or despatch of certificates	**30 June 2008**

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

595,204,747	**Fully paid ordinary shares.**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	**(i) held by eligible employees; and**
75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,316,768	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
5,035,436	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
22,223	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**On exercise of options, shares will thereafter rank equally with other fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 30 June 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Part 1 – All issues (continued)

Section 1

Performance Condition Options:-	Expiry date -	2 May 2018
	Exercise price -	$15.39
	Performance conditions -	The performance condition compares Santos' Total Shareholder Return against each of the individual entities in a comparator group. The performance period starts on 1 January 2008 and ends on 31 December 2010. Shares allocated on the exercise of Options will, subject to compliance with the Company's guidelines for dealing in securities, not be subject to any restrictions on dealing.
	Exercise period -	1 January 2011 to 2 May 2018, subject to the satisfaction of performance conditions.

Section 2

Service Condition Options:-	Expiry date -	2 May 2018
	Exercise price -	$15.39
	Service conditions -	3 year continuous service condition starting on 3 May 2008 and ending on 2 May 2011. Shares allocated on the exercise of Options will, subject to compliance with the Company's guidelines for dealing in securities, not be subject to any restrictions on dealing.
	Exercise period -	3 May 2011 to 2 May 2018, subject to the satisfaction of service conditions.

Santos

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor
Santos Centre
60 Flinders Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001

Telephone: 08 8116 5000
Facsimile: 08 8116 5623

To: Company Announcements Office
ASX Ltd

From: Company Secretary

Date: 19 June 2008

Subject: **UBS Conference Presentation**

Please find attached the presentation given to the UBS Sixth Annual Australian Resources & Energy Conference by Mr Peter Wasow which was held in Sydney today.

James Baulderstone
Company Secretary



Santos

Santos: Beyond the 2P

Peter Wasow, Chief Financial Officer

19 June 2008

Disclaimer & Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with the oil and gas industry. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets conditions in various countries, approvals and cost estimates.

All references to dollars, cents or $ in this document are to Australian currency, unless otherwise stated.

Santos

The Santos Portfolio



Reliable base business in Australia:
- **Eastern Australia:** price and volume growth
- **Cooper Oil:** scalable exploitation opportunity
- **WA:** exploit asset position



Significant growth in LNG:
- **GLNG:** transformational growth
- **PNG:** high quality gas reserves
- **DLNG:** brown-field LNG growth



Focused growth in Asia:
- **Indonesia:** captured growth
- **Vietnam:** first oil by 2010, expansion
- **India/ Bangladesh:** Material exploration

Santos

Being delivered into higher pricing

Continuing high oil prices


West Texas Intermediate
150
100
50
0
96
97
98
99
00
01
02
03
04
05
06
07
08

LNG oil parity in Asia


30
25
20
15
10
5
0
US$/mmBtu
0
15
30
45
60
75
90
105
120
135
150
US$/bbl
RL 3
Qatargas-4
North West Shelf
MLNG
Tannguh

LNG linked pricing in Western Australia


Gas Price
Time

Closing arbitrage in Eastern Australia gas


14
12
10
8
6
4
2
0
$/GJ
Santos average realised gas price
Domestic Australian netback range
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08

Source: Woodmac, Global LNG Tool, Bloomberg, Santos

Santos

With significant scope "beyond the 2P"


Multiple TCF gas prospects in **Bay of Bengal**
Near term oil development in **Chim Sao/ Dua**
Significant oil prospects in **Vietnam**
PNG LNG – Expansion opportunities
PNG LNG – significant project underpinned by world class gas reserves
Near-term oil and gas development in **Oyong and Wortel**
GLNG – continuous multi-TCF reserves bookings; exploiting world class scalable CSG assets with leading LNG partner
DLNG expansion – multiple pathways for brownfield expansion
Ichthys – good prospect in great neighbourhood
Gunnedah – future growth from multi-TCF quality assets
Price growth – arbitrage between domestic and export markets close
Cooper Oil – pursue high value scalable exploitation opportunities
Cooper Gas – opportunity from improved recovery as prices re-rate
Volume growth – gas fuelled power generation in CO2 constrained world
Tirrawarra Oil / MCS1 – application of global technology to local opportunity
Cooper Tight Gas – next phase of unconventional growth
Infrastructure – utilising footprint as gas market decouples
Asian Growth
LNG
Australia Base

Santos

Santos

Eastern Australia Gas

Demand for Eastern Australia Gas

Demand will more than double within 10 years...


1800
1600
1400
1200
1000
800
600
PJ/a
Planned LNG Projects
Carbon driven fuel switching
10 Year Historic Average
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Source: NEMMCO, Santos, company announcements

..driven by government carbon policy and LNG export

Santos

Increasing Value of Gas due to Carbon

Impact of carbon cost on electricity prices


Implied gas price increase
+$5.00
+$3.50
$120
$80
$40
$0
$/MWh
CCGT
Dry Brown Coal
Dry Black Coal
Base Long Run Marginal Cost (LRMC)
$50/t carbon
Incremental LRMC

Source: Santos, SKM

Santos

Energy Market Differentials

Prices available in domestic and export markets



Average Asian LNG Price (1)
Domestic Australian netback range (2)
Santos average realised gas price
$A/GJ
14
12
10
8
6
4
2
0
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08

(1) Source: Argus Monthly LNG (average of Japan, Taiwan & South Korea ex-ship spot and contract prices)

(2) Netback determination uses Santos assumed range of costs for shipping and liquefaction

Santos

Reserves & production grow as prices increase

Significant growth in Cooper:

- **US analogy:** ~60% reserve growth
- **Conventional:** 3+ TCF in additional recovery potential
- **Unconventional:** 7+ TCF in prospective resources



Production
Natural gas production (tcf/yr)
3.6
5.7
1.1
1.8
0.3
1.1
Tight gas sands
Coalseam methane
Gas shales
1996
2006



Price
Henry Hub Price
16
14
12
10
8
6
4
2
0
1991
1993
1995
1997
1999
2001
2003
2005
2007

Source: Bloomberg, Oil & Gas Journals



Reserves
Technically recoverable volumes (tcf)
259
379
55
73
52
128
Tight gas sands
Coalseam methane
Gas shales
1996
2006

Santos

Santos

Growth in LNG

2020 LNG Growth Aspiration


Kutei LNG
Santos 20-50%
DLNG 1 & Bayu-Undan
Santos 11.4%
DLNG2
Santos (Op) Petrel 95%
Santos (Op) Tern 100%
Santos (Op) Evans Shoal 40%
Santos Barossa Caldita 40%
Browse LNG
Santos (Op) WA-274-P 30%
Santos (Op) WA-281-P 47.83%
PNG LNG
Santos 17.7%
GLNG
Santos (Op) 60%
PLNG
DLNG
GLNG
Legend
LNG Plant
STO Relative Size
Exploration
Development
Production

Aspirational LNG Production by 2020

	Gross (Mtpa)	STO (Mtpa)
GLNG	10	6
PNG LNG	10	1.8
DLNG	5	<2
Browse LNG	10	<0.5

Santos

Santos

CSG Assets

CSG: Globally Significant in an Access Constrained World


1970
2007
Soviet
NOC
Full IOC Access (85%)
Russian
IOC
NOC Reserves (78%)
Partial list for comparison
Russia 300
Canada 164
ME
28
743
177
Iran
Algeria
159
Qatar
33
Nigeria
US
90
37
Malaysia
16
17
Indonesia
20*
40
CSG +40bboe Resource potential
Proven gas reserves (bboe)
Proven oil reserves (bbl)
Unconventional gas (bboe) economically recoverable
Proven unconventional oil (bbbl)
*3P

Map: BP statistical review, June 2007, journals
Pie Chart: Adapted from PFC Energy

Santos

Santos CSG Assets are World Class

Fairview, Roma and Scotia rank amongst the world's best CSG assets

Field	Gas Content	Permeability	Saturation	Flow Rate	Spacing	GIP/Well	Coal Thickness
Fairview	●●●	●●●	●●●	●●●	●●●	●●●	●●
Roma	●●	●●●	●●	●●	●●	●●	●●
Scotia	●●●	●●	●●●	●●●	●●	●●●	●●●
San Juan	●●●	●●	●●	●●●	●●●	●●●	●●●
Powder River	●	●●●	●●	●	●	●	●●●
Black Warrior	●●●	●	●●	●	●	●	●●

▒ Santos assets ● acceptable ●● good ●●● best in class

Source: JPT February 2008, Santos

Santos

CSG Reserve Development



PROPECTIVE RESOURCE	CONTINGENT RESOURCE	3P	2P	1P
* Geological review	* Core holes * Geological review * Seismic	* Core holes	* Core holes * Pilot wells	* Pilot wells * Development wells * Field development

	PROPECTIVE RESOURCE	CONTINGENT RESOURCE	3P	2P	1P
Qld	21,000 PJ	7,523* PJ	2,911* PJ	1,035* PJ	427* PJ
GD	40,000 PJ				

GD: Gunnedah

* Adjusted for 40% Sell Down

Santos

Gunnedah Basin

40TCF prospective resource...

- Santos has secured access to majority acreage positions (up to 21,000 km² gross)
- Quality and material land position to allow building of major new business
- All Santos operated
- Up to 20 coreholes in next 18 months
- Contingent gas resource, first booking expected in 2009


New South Wales
PEL 450
PEL 12
PEL 1
PELA 93
Gunnedah
Coonabarabran
Quirindi
PEL 452
Dunedoo
Scone
PEL 456
Legend
Santos acreage
Gas pipeline

Santos

Santos

Gladstone LNG

Santos: Leading the way in CSG to LNG

✓	Freehold land acquired for liquefaction facilities
✓	Significant project status awarded
✓	Environmental applications lodged
✓	Pre-FEED by Foster Wheeler and Bechtel
✓	PETRONAS selected as partner
2008	FEED
2009/10	FID
2014	First Gas

Santos

The Transaction Announced

Partner	PETRONAS is a global top 3 LNG producer, number one Asian producer and largest LNG shipper
Amount	US$2.508 billion consisting of US$2.008 billion plus US$500 million upon FID of GLNG™ Train 2 using JV gas
Participation	40% interest in Integrated Project
Alignment	Santos and PETRONAS fully aligned across the value chain: upstream resource, development, operation and LNG marketing
Operator	Santos to continue as upstream operator Joint operating company will develop and operate the pipeline and LNG plant and undertake marketing
Assets	Structure ensures assets and revenues held directly by Santos and PETRONAS
Completion	Expected to close within 3 months

Santos

Santos

PNG LNG & Darwin LNG

PNG LNG Builds Momentum

PNG LNG is moving toward final investment decision...

- Pre FEED work on two train 6.3 mtpa plant ✔
- Marketing Representative Agreement ✔
- Coordinated Development and Operating Agreement ✔
- Gas Agreement ✔
- FEED Entry Decision ✔
- Marketing commenced ✔
- Finance strategy 4Q 08
- Buyer Heads of Agreement 4Q 08
- Final Investment Decision 4Q 09


Juha
Hides & Angore
Kutubu & Agogo
Gobe
Marine Terminal
LNG Plant
Port Moresby



Legend
- Gas processing facility
- Oil pipeline
- Gas pipeline
- Condensate pipeline

Santos

Timor Bonaparte/Browse: hot property

Major parties enter and confirm acreage value ...


Sinopec
Shell 1Q 2007
ExxonMobil 3Q 2007
Total 2Q 2008
Darwin
0 100
Kilometres
Western Australia
Northern Territory
Legend
Santos acreage
Other acreage
Oil field
Gas field
Oil pipeline
Gas pipeline

Santos

Santos

Wrap up

Santos: "Beyond the 2P"


Multiple TCF gas prospects in **Bay of Bengal**
Near term oil development in **Chim Sao/ Dua**
Significant oil prospects in **Vietnam**
Near-term oil and gas development in **Oyong and Wortel**
DLNG expansion – multiple pathways for brownfield expansion
Ichthys – good prospect in great neighbourhood
PNG LNG – Expansion opportunities
PNG LNG – significant project underpinned by world class gas reserves
GLNG – continuous multi-TCF reserves bookings, exploiting world class scalable CSG assets with leading LNG partner
Gunnedah – future growth from multi-TCF quality assets
Price growth – arbitrage between domestic and export markets close
Volume growth – gas fired power generation in CO_2 constrained world
Cooper Oil – pursue high value scalable exploration opportunities
Tirrawarra Oil / MCS1 – application of global technology to local opportunity
Infrastructure – utilising footprint as gas market decouples
Cooper Gas – opportunity from improved recovery as prices re-rate
Cooper Tight Gas – next phase of unconventional growth
Asian Growth
LNG
Australia Base

Santos

Contact Information

Registered and head office
Share Register
Adelaide
Ground Floor, Santos Centre
60 Flinders Street
Adelaide, South Australia 5000
GPO Box 2455
Adelaide, South Australia 5001
Telephone: +61 8 8116 5000
Facsimile: +61 8 8116 5050

Useful email contacts
Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Andrew Nairn
Group Executive Investor Relations
Level 10, Santos Centre
Direct: + 61 8 8116 5314
Facsimile: +61 8 8116 5131
Email: andrew.nairn@santos.com

Brooke Pedersen
Investor Relations Analyst
Level 10, Santos Centre
Direct: + 61 8 8116 7227
Facsimile: +61 8 8116 5131
Email: brooke.pedersen@santos.com

Website:
www.santos.com

Santos

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

18 June 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD ("Genting")
EXEMPTION NO. 82-4962

We enclose a copy each of the following announcements of the Company for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 :

(i) Re-organisation of Group Structure.

(ii) Notice of Shares Buy Back.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 12-4962

BURSA MALAYSIA

General Announcement

Initiated by **GENTING - COMMON** on **18/06/2008 03:18:42 PM**
Ownership transfer to **GENTING** on **18/06/2008 03:18:53 PM**
Submitted by **GENTING** on **18/06/2008 05:39:42 PM**
Reference No **GG-080618-82A39**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type *	**Announcement**
Subject *:	RE-ORGANISATION OF GROUP STRUCTURE

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Genting Berhad ("Genting" or the "Company") wishes to inform that Genting Industrial Holdings Limited, an indirect 97.7% owned subsidiary of the Company has transferred its 100% equity interest in Oxalis Limited comprising 2 ordinary shares of USD1.00 each to Genting Power China Limited, an indirect wholly-owned subsidiary of the Company for cash at par ("Transfer").

The Transfer has no impact on the net assets and earnings per share of the Genting Group for the financial year ending 31 December 2008.

None of the Directors, major shareholders of the Company and/or persons connected with them has any interest, direct or indirect in the Transfer.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
COMPANY SECRETARY

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

BURSA MALAYSIA

Exemption No. 82-4962

Notice of Shares Buy Back - Immediate Announcement

Initiated by GENTING - COMMON on 18/06/2008 05:49:08 PM
Ownership transfer to GENTING on 18/06/2008 05:49:12 PM
Submitted by GENTING on 18/06/2008 06:17:18 PM
Reference No GG-080618-5EFF8
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company

Date of buy back *	18/06/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	1,500,000
Minimum price paid for each share purchased (RM) *	5.350
Maximum price paid for each share purchased (RM) *	5.500
Total consideration paid (RM)	8,170,635.00
Number of shares purchased retained in treasury (units)	1,500,000
Number of shares purchased which are proposed to be cancelled (units)	
Cumulative net outstanding treasury shares as at to-date (units)	2,501,000
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**Securities Exchange Commission**	**Fax:**	0001112027729207
From:		**Return Fax:**	
Date:	2/07/2008 9:07:14 AM	**No of pages:**	**7 (Incl. this one)**

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61881165974

Please find attached Appendix 3B which was released to the ASX market today.

Kind Regards
Suzanne Roberts
Legal Assistant

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**19,274**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$6.95**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise of options granted on 15 June 2004 pursuant to the Santos Executive Share Option Plan.**

7	Dates of entering securities into uncertificated holdings or despatch of certificates	**1 July 2008**

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**595,224,021**	**Fully paid ordinary shares.**
		6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:**
		400	**(i) held by eligible employees; and**
		75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
		46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
		41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
		1,316,768	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
		5,016,162	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
		166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
		22,223	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

New issue announcement,
application for quotation of additional securities and agreement

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 1 July 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lump r, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

1 July 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Notice of Shares Buy Back by the Company pursuant to Form 28A for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
Company Secretary

Encls._
\\GB\SYS\USERS\SEC\ELIE\Letters\ADR.doc

BURSA MALAYSIA

Exemption No. 82-4962

Notice of Shares Buy Back by a Company Pursuant to Form 28A

Initiated by GENTING - COMMON on 30/06/2008 10:28:37 AM
Ownership transfer to GENTING on 30/06/2008 10:28:44 AM
Submitted by GENTING on 30/06/2008 05:58:41 PM
Reference No GG-080630-D9B55
Form Version V3.0

Submitted

Company Information

Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Part A : To be filled by Public Listed Company

Date of buy back from *	18/06/2008
Date of buy back to * (If there is only one date, please enter same date as "Date of Buy Back from")	20/06/2008
Total number of shares purchased (units) *	3,700,000
Minimum price paid for each share purchased (RM) *	5.200
Maximum price paid for each share purchased (RM) *	5.500
Total amount paid for shares purchased (RM)	19,920,709.75
The name of the stock exchange through which the shares were purchased *	Bursa Malaysia Securities Berhad
Number of shares purchased retained in treasury (units) *	3,700,000
Total number of shares retained in treasury (units)	4,701,000
Number of shares purchased which were cancelled (units) *	0
Total issued capital as diminished	-
Date lodged with registrar of companies *	30/06/2008
Lodged by *	GENTING BERHAD

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**26,904**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$6.95**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise of options granted on 15 June 2004 pursuant to the Santos Executive Share Option Plan.**

7 Dates of entering securities into uncertificated holdings or despatch of certificates

19 June 2008

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

595,204,747	**Fully paid ordinary shares.**
6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	**(i) held by eligible employees; and**
75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,075,100	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
4,068,074	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
22,223	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

New issue announcement,
application for quotation of additional securities and agreement

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: June 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Options over ordinary shares granted pursuant to the Santos Executive Share Option Plan (SESOP).** **Share Acquisition Rights (SARs) granted pursuant to the Santos Employee Share Purchase Plan (SESPP).**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**656,456 options, each over one ordinary share, exercisable subject to satisfaction of performance conditions.** **162,573 SARs, each being a conditional entitlement to receive one fully paid ordinary share in the capital of the Company, subject to the satisfaction of performance conditions.** **285,570 options, each over one ordinary share, exercisable subject to satisfaction of service conditions.** **88,594 SARs, each being a conditional entitlement to receive one fully paid ordinary share in the capital of the Company subject to the satisfaction of service conditions.**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**As to performance condition options, see Section 1 of annexure.** **As to performance condition SARs, see Section 2 of annexure.** **As to service condition options, see Section 3 of annexure.** **As to service condition SARs, see Section 4 of annexure.**

4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Options: on exercise of options, shares will thereafter rank equally with other fully paid ordinary shares.** **SARs: shares allocated on vesting of SARs will rank equally with other fully paid ordinary shares.**
5	Issue price or consideration	**Options and SARs issued at no cost upon grant.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of options pursuant to the terms of the Santos Executive Share Option Plan. Issue of SARs pursuant to the terms of the Santos Employee Share Purchase Plan.**
7	Dates of entering securities into uncertificated holdings or despatch of certificates	**23 June 2008**

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		
		595,204,747	**Fully paid ordinary shares.**
		6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
400	**(i) held by eligible employees; and**
75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
1,326,267	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**

5,010,100	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
22,223	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Options: on exercise of options, shares will thereafter rank equally with other fully paid ordinary shares.** **SARs: if the relevant performance or service conditions are satisfied the SARs vest and ordinary shares in the Company will be allocated and will thereafter rank equally with other fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	
40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 23 June 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

Part 1 – All issues (continued)

Section 1

Performance Condition Options:-	Expiry date -	2 May 2018
	Exercise price -	$15.39
	Performance conditions -	The performance condition compares Santos' Total Shareholder Return against each of the individual entities in a comparator group. The performance period starts on 1 January 2008 and ends on 31 December 2010. Shares allocated on the exercise of Options will, subject to compliance with the Company's guidelines for dealing in securities, not be subject to any restrictions on dealing.
	Exercise period -	1 January 2011 to 2 May 2018, subject to the satisfaction of performance conditions.

Section 2

Performance Condition SARs:-	Issue price -	Nil
	Performance conditions -	The performance condition compares Santos' Total Shareholder Return against each of the individual entities in a comparator group. The performance period starts on 1 January 2008 and ends on 31 December 2010. Shares allocated on the vesting of SARs will be restricted until the earlier of 2 May 2018 or the date at which the Board, at the request of the shareholder, exercises its discretion to remove the restrictions. Thereafter, subject to compliance with the Company's guidelines for dealing in securities, the shares will not be subject to any restrictions on dealing.

Part 1 – All issues (continued)

Section 3

Service Condition Options:-	Expiry date -	2 May 2018
	Exercise price -	$15.39
	Service conditions -	3 year continuous service condition starting on 3 May 2008 and ending on 2 May 2011. Shares allocated on the exercise of Options will, subject to compliance with the Company's guidelines for dealing in securities, not be subject to any restrictions on dealing.
	Exercise period -	3 May 2011 to 2 May 2018, subject to the satisfaction of service conditions.

Section 4

Service Condition SARs:-	Issue price -	Nil
	Service conditions -	3 year continuous service condition starting on 3 May 2008 and ending on 2 May 2011. Shares allocated on the exercise of SARs will be restricted until the earlier of 2 May 2018 or the date at which the Board, at the request of the shareholder, exercises its discretion to remove the restrictions. Thereafter, subject to compliance with the Company's guidelines for dealing in securities, the shares will not be subject to any restrictions on dealing.

RECEIVED JUL -2 A 1:21

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

24 June 2008

John Brookes Production Interruption Update

Santos provides the attached Media Release issued yesterday by Apache Energy Limited (the Operator of the East Spar, John Brookes and Harriet Joint Ventures) in relation to the Varanus Island incident.

The incident occurred on 3 June and has resulted in a total cessation of production from both the East Spar Joint Venture (processing and exporting gas from the John Brookes field) and the Harriet Joint Venture (processing and exporting gas from various Harriet fields). The processing and export facilities for both of these Joint Ventures are located on Varanus Island. Santos has a 45% interest in the John Brookes gas field and the East Spar Joint Venture gas processing facilities and no interest in the Harriet Joint Venture.

The Operator has advised that the resumption of production from Varanus Island is planned to commence with gas from the John Brookes field. The Operator's recent advice is that the East Spar Joint Venture (processing John Brookes field gas) will achieve partial processing and export capacity of approximately 200 TJ/d gross (Santos share 45%) in mid August.

Assuming the Operator's schedule to complete repairs and commence gas processing is achieved, the net production loss to Santos in 2008 is estimated at 1.2 mmboe.

Santos will continue to work with the Operator to resume production in a safe and environmentally responsible manner as soon as possible.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

News Release

2000 Post Oak Boulevard
Suite 100
Houston, Texas 77056-4400
(713) 296-6000
www.apachecorp.com

Apache Completes Initial Damage Assessment and Estimates Timetable for Re-Establishing Production at Varanus Island Western Australia

PERTH, Australia, June 23, 2008 /PRNewswire-FirstCall via COMTEX News Network/ -- Apache Northwest Pty Ltd, a subsidiary of Apache Corporation (NYSE, Nasdaq: APA), said today it has completed an initial assessment of damage at its Varanus Island processing hub and a timetable for restoring production.

"Our estimated timetable is to restore gross production at a rate of 180 million cubic feet (MMcf) of natural gas per day (200 Tj per day) through the East Spar Joint Venture processing facilities by Aug. 15, ramping up to 315 MMcf (350 Tj) per day in December as the Harriet Joint Venture facilities are returned to production," said Tim Wall, managing director of Apache Northwest Pty Ltd.

"We are making every effort to meet or beat this timetable," Wall said. "We have 146 people on Varanus Island conducting clean-up and reconstruction efforts. Since the incident occurred on June 3, Apache engineering teams have been canvassing the world for replacement equipment in an effort to minimize repair time."

The East Spar J.V. facilities are located the greatest distance from the rupture and sustained less damage. Export pipelines and associated valves, two compressors, instrumentation and control facilities are being repaired to meet the timetable of restoring production by mid-August.

The Harriet J. V. processing facilities are located adjacent to the rupture and will require significant repairs to meet the goal of restoring production in December. Damage occurred at three sales gas compressors, the hot oil system, control system and flare stacks. In addition, evaluation of damage to several processing vessels is continuing.

"Apache understands the hardship that this disruption has caused, not just for our customers but also for many others in Western Australia," said G. Steven Farris, Apache Corporation president and chief executive officer. "We are committed to restoring production as soon as possible.

"Apache has been a major supplier of natural gas to Western Australia for the last 15 years," Farris said. "We have four new oil and gas projects under development that will contribute to the expanding Western Australia economy. Our Reindeer project, which includes construction of a 68-mile (110 km) offshore pipeline and an onshore gas processing facility at Devil Creek, will provide an entirely new source of gas for the domestic market in mid-2010."

Prior to the June 3 incident, total production through Varanus Island, which is located approximately 60 miles (100 km) from Karratha on Australia's Northwest Shelf, was 315 MMcf (350 Tj) per day. Apache has a 68.5-percent interest in the Harriet J.V. and a 55-percent interest in the East Spar J.V.

Apache continues to assist the Department of Industry and Resources (DoIR) and the National Offshore Petroleum Safety Authority (NOPSA) with their inquiries.

Apache Corporation is a large independent oil and gas exploration and production company with operations in the United States, Canada, the United Kingdom North Sea, Egypt, Australia and Argentina.

APA-AU

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